Exhibit 99.1

J-Long Group Limited Announces First Half 2024 Unaudited Financial Results

HONG KONG, March 25, 2024 (GLOBE NEWSWIRE) -- J-Long Group Limited (“JL” or the “Company”) (NASDAQ: JL), JL conducts its primary operations of apparel trims solution services in Hong Kong, today announced its unaudited financial results for the six months ended September 30, 2023.

Overview:

●	Revenue was approximately US$14.6 million for the six months ended September 30, 2023, representing a decrease of approximately 34.9% from the same period in 2022.

●	Net income was approximately US$1.4 million for the six months ended September 30, 2023 (2022: approximately US$3.4 million).

Six Month Financial Results Ended September 30, 2023

Revenue. Revenue decreased by approximately 34.9% from approximately US$22.4 million for the six months ended September 30, 2022, to approximately US$14.6 million for the six months ended September 30, 2023. During the six months ended September 30, 2023, revenue decreased mainly due to a decrease in the sales of heat transfers of approximately US$11.8 million from the same period in 2022 that was set off by an increase in the sales of the other products of approximately US$4 million.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by approximately 22% from approximately US$2.0 million for the six months ended September 30, 2022 to approximately US$2.4 million for the six months ended September 30, 2023, which was mainly due to (i) an increase in payroll to our staff and fees to our directors; (ii) increase in depreciation of right-of-use due to an increase of rental fee for the warehouses and offices.

Other income, net. Other net income decreased by approximately US$0.1 million from approximately US$0.3 million for the six months ended September 30, 2022 to approximately US$0.2 million for the six months ended September 30, 2023, which was mainly due to the subsidy from the Employment Support Scheme launched by the Hong Kong government received during 30 September 2022.

Income tax expense. Income tax expense decreased to US$0.3 million for the for the six months ended September 30, 2023 (six months ended September 30, 2022: approximately US$0.7 million) which was mainly due to the decrease in net income.

Net income. Net income decreased by approximately US$2.0 million to approximately US$1.4 million, which was mainly due to the decrease in revenue.

Basic and diluted EPS. Basic and diluted EPS were approximately US$0.05 per ordinary share for the six months ended September 30, 2023, as compared to US$0.11 per ordinary share for the six months ended September 30, 2022, respectively.

Liquidity and Capital Resources

As of September 30, 2023, the Company had cash of US$768,159, total current assets of $17,018,359, and total current liabilities of US$6,259,310. Net current assets were US$10,759,049 and working capital ratio was 0.36. As of September 30, 2023, the Company’s total assets and total liabilities amounted to US$20,753,700 and US$7,986,428, respectively. As of September 30, 2023, the Company’s total stockholder’s equity amounted to US$12,767,272 and its gearing ratio (bank loan divided by stockholder’s equity) was 18.3%.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

About J-Long Group Limited

J-Long Group Limited is an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pullers and drawcords. The Company offer a wide range of services to cater to customers’ needs in reflective and non-reflective garment trims, including market trend analysis, product design and development and production and quality control. For more information, visit the Company’s website at http://j-long.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

J-Long Group Limited
Edwin Wong, CEO and Director
ir@j-long.com +852 3693 2110

J-LONG GROUP LIMITED UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,
	2023	2023
	USD	USD
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	5,959,927	768,159
Accounts receivable, net	2,085,776	1,905,455
Accounts receivable, net – related parties	17,562	66,298
Investment in marketable debt securities	243,284	44,070
Inventories	5,785,616	6,676,754
Notes receivable	393,442	-
Prepaid expenses and other current assets, net	126,208	248,219
Due from related parties	2,109,768	7,309,404
Total current assets	16,721,583	17,018,359
Property, plant and equipment, net	2,367,136	2,313,122
Right-of-use assets – Operating lease	447,475	262,831
Deferred cost	989,793	1,079,762
Deferred tax assets	79,626	79,626
Total non-current assets	3,884,030	3,735,341
TOTAL ASSETS	20,605,613	20,753,700

Liabilities
Current liabilities:
Bank loans – current	626,657	626,657
Operating lease liabilities – current	7,151	-
Operating lease liabilities – current – related parties	359,658	258,322
Accounts payable, accruals and other current liabilities	3,167,676	3,169,449
Accounts payable – related parties	2,382,072	1,625,969
Contract liabilities	231,475	-
Due to related parties	240,375	158,182
Income taxes payable	140,236	420,731
Total current liabilities	7,155,300	6,259,310

Non-current liabilities
Bank loans – non-current	2,014,375	1,715,472
Operating lease liabilities – non-current – related parties	88,139	11,646
Total non-current liabilities	2,102,514	1,727,118
TOTAL LIABILITIES	9,257,814	7,986,428

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares US$0.0000375 par value each; 1,360,000,000 shares authorized; 30,000,000 shares issued and outstanding	1,125	1,125
Additional Paid-in Capital	256,410	256,410
Accumulated other comprehensive income/(loss)	(414)	(414)
Retained earnings	11,090,678	12,510,151
Total shareholders’ equity	11,347,799	12,767,272
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,605,613	20,753,700

J-LONG GROUP LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the six months ended September 30,
	2022	2023
	USD	USD
	(Unaudited)	(Unaudited)
Revenues	22,384,724	14,571,703
Cost of sales	16,579,568	10,589,566
Gross profit	5,805,156	3,982,137

Operating expenses:
Selling and marketing expenses	1,040,775	1,037,531
General and administrative expenses	966,350	1,411,237
Total operating expenses	2,007,125	2,448,768

Income from operations	3,798,031	1,533,369

Other income (expenses):
Other income (expenses)	183,497	25,816
Currency exchange gain	124,306	222,203
Interest (expenses) income, net	(45,255)	(81,420)
Total other income (expense)	262,548	166,599

Income before tax expense	4,060,579	1,699,968
Income tax expense	670,013	280,495
Net income	3,390,566	1,419,473

Other comprehensive income/(loss)
Unrealized gain (losses) on investment in marketable debt securities, net of tax	-	-
Total comprehensive income	3,390,566	1,419,473

Net income per share attributable to ordinary shareholders
Basic and diluted	0.11	0.05
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	30,000,000	30,000,000

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